Southern Petrochemical Industries Corporation Limited

Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

82-3581

// BY COURIER //

Secy/

10th November 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549

Dear Sirs:

Notice of the Extraordinary General Meeting.

We inform that the Board of Directors of the Company at its Meeting held on 21st October 2004 decided to convene an Extraordinary General Meeting on Wednesday, the 8th December 2004 at 10.30 A.M. (IST) at Rajah Annamalai Hall, Chennai 600 108, India, to transact the special business mentioned in the Notice.

In this connection, we forward the Notice of the General Meeting of the Company, for your records.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

10/11/04

A K ANANTHARAMAKRISHNAN
ASST.MANAGER (SECTL.)

Encl: as above

dlw 12/8

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai 600 001
Principal Office: "SPIC House", 88 Mount Road, Guindy, Chennai 600 032.

NOTICE

NOTICE is hereby given that an Extraordinary General Meeting of the Members of Southern Petrochemical Industries Corporation Limited will be held on Wednesday, 8 December 2004 at 10.30 A.M. at Rajah Annamalai Hall, Chennai - 600 108, to transact the following SPECIAL BUSINESS:

To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 372A and other applicable provisions, if any, of the Companies Act, 1956 and such other approvals as may be required, approval of the Members be and is hereby accorded to the Board of Directors/Management Committee of the Board of Directors of the Company for investing a sum of Rs.36,80,00,000/- (Rupees thirty-six crores and eighty lakhs only) in the equity share capital of SPEL Semiconductor Limited (SPEL), by subscription to 1,47,20,000 Equity Shares of Rs.10/- each, fully paid-up, at a premium of Rs.15/- per share, by way of conversion of the unsecured loan of Rs.36.80 crores granted earlier by the Company to SPEL, pursuant to a scheme of arrangement proposed by the Board of Directors of SPEL under Sections 391 to 394 of the Companies Act, 1956, notwithstanding that such investment is in excess of the limit stipulated under the said Section 372A."

"RESOLVED FURTHER THAT the Board of Directors/Management Committee of the Board of Directors of the Company be and is hereby authorized to settle all or any matter arising out of or incidental to the proposed investment and to do all such acts, deeds, matters and things as may, in their absolute discretion, be considered necessary, expedient or desirable to give effect to this resolution."

(By Order of the Board)
For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

N RAMAKRISHNAN
Secretary

Place : Chennai
Date : 5 November 2004

NOTES:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR THE MEETING.
2. Explanatory Statement of material facts, pursuant to Section 173(2) of the Companies Act, 1956, read with Article 76 of the Articles of Association of the Company, in respect of the aforesaid Special Business is annexed hereto.

SPIC

BOOK-POST

Under Certificate of Posting

To:

If undelivered, please return to :

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Secretarial Department
"SPIC House", 88 Mount Road,
Guindy, Chennai - 600 032.
www.spicltd.com